Exhibit 23.4
Consent of Independent Registered Public Accounting Firm
The Board of Directors
CNB Bancorp, Inc.:
We consent to the use of our report dated February 25, 2005, with respect to the consolidated statements of condition of CNB Bancorp, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the proxy statement/prospectus, which is part of this Registration Statement.
/s/ KPMG LLP
Albany, New York
July 29, 2005